SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 22, 2013

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

278 Jichang Road

Guangzhou, Guangdong 510405

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐ No☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published two announcements on May 21, 2013 on the Hong Kong Stock Exchange’s website at:

http://www.hkexnews.hk/listedco/listconews/SEHK/2013/0521/LTN20130521206_C.pdf, regarding an Overseas Regulatory Announcement relating to the Announcement On the Resolutions Passed at Meeting of the Board of Directors in relation to the passage of The Report on Improvement of China Southern Airlines regarding the On-site Inspection Result by the Guangdong Bureau of China Securities Regulatory Commission (the “CSRC”) (the “Report”) published on the website of the Shanghai Stock Exchange on May 22, 2013; and

http://www.hkexnews.hk/listedco/listconews/SEHK/2013/0521/LTN20130521209_C.pdf, regarding an Overseas Regulatory Announcement relating to the announcement of the Report published on the website of the Shanghai Stock Exchange on May 22, 2013. The Report, which lays out measures and results of the improvement of certain aspects of corporate governance and financial management of the Company, was passed and announced in response to the on-site inspection by the Guangdong Bureau of CSRC in relation to the Company's corporate governance and financial management condition.

The Chinese version of both Overseas Regulatory Announcements are included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Liu Wei and Xie Bing
Name:	Liu Wei and Xie Bing
Title:	Joint Company Secretaries

Date: May 22, 2013